

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 18, 2015

Via E-mail
Gadi Levin
Chief Financial Officer
Adira Energy Ltd.
120 Adelaide Street West, Suite 800
Toronto, Ontario
Canada M5H 1T1

> **Re:** **Adira Energy Ltd.**
> **Form 20-F for Fiscal Year Ended**
> **December 31, 2014**
> **Filed April 30, 2015**
> **File No. 0-30087**

Dear Mr. Levin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2014

Item 16F. Changes to Registrant's Certifying Accountant, page 55

1. Please revise your disclosure to state whether your former accountant resigned, declined to stand for re-election, or was dismissed. Refer to Item 16F(a)(1)(i) of Form 20-F. In addition, please file as an exhibit a letter from your former accountant stating whether they agree with your disclosures pursuant to Item 16F(a) of Form 20-F, or the extent to which they do not agree. Refer to Item 16F(a)(3) of Form 20-F.

Item 18. Financial Statements, page 56

2.   It does not appear that you have presented financial statements as part of your filing on Form 20-F. Please amend your filing to include the financial statements required by Item 8 of Form 20-F. Specifically, present audited financial statements and footnotes for each of the latest three fiscal years along with a report from your independent accountant covering each period for which financial statements are presented. The presentation of this information as part of a filing on Form 6-K does not appear to be appropriate.

Form 6-K filed April 30, 2015

Exhibit 99.1

Independent Auditor's Report, page 2

3.   The report issued by your independent accountant states that their audit was conducted in accordance with Canadian generally accepted auditing standards.   Please obtain and file a revised report from your auditor which states that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The revised audit report should also unreservedly and explicitly state whether your financial statements comply with IFRS as issued by the IASB. Refer to Item 17(c) of Form 20-F. In addition, please ensure that reference in this revised report to going concern uncertainties uses the term "substantial doubt." Refer to AU-C Section 570.16.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources